Exhibit 99.1

Prenetics Global Limited (the Company) Notice of extraordinary general meeting of the shareholders of the Company
The Company hereby gives notice that an extraordinary general meeting of the shareholders (the Meeting) of the Company will be held on August 1, 2025 at 10AM (Hong Kong time) at Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay, Hong Kong for the purpose of considering, and if thought fit, passing each resolution set out below:
1.That the Company's authorised share capital be increased from US$50,000 divided into 33,333,334 shares of US$0.0015 par value each, of which (i) 26,666,667 are designated as Class A Ordinary Shares, (ii) 3,333,333 are designated as convertible Class B Ordinary Shares and (iii) 3,333,334 are designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, to US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 are designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, by the creation of (i) 160,000,000 Class A Ordinary Shares; (ii) 12,000,000 convertible Class B Ordinary Shares and (iii) 8,000,000 shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, and accordingly, paragraph 8 of the Company's amended and restated memorandum of association be amended to read as follows:
"The authorised share capital of the Company is US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 shall be designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with Article 10 of the Articles, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained."
2.That the registered office provider of the Company be and is authorised and directed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the above.
Resolution 1 will be proposed as a special resolution of the Company and resolution 2 will be proposed as an ordinary resolution of the Company.
The resolutions put to the vote at the Meeting will be decided by poll.
Explanatory Statement
The Company expects to file a shelf registration statement with the U.S. Securities and Exchange Commission for up to US$1 billion to provide the Company with flexibility for future capital raising activities in support of its Bitcoin treasury strategy and general corporate purposes. This notice does not constitute an offer of any securities for sale.
The proceeds from any future offerings under the shelf registration are intended to be used primarily for the Company's Bitcoin treasury strategy and for general corporate purposes. The Board believes this approach will position the Company to capitalize on strategic opportunities and enhance long-term shareholder value.
The Board of Directors unanimously recommends that shareholders vote for the resolutions.
The Board of Directors of the Company has fixed the close of business on July 2, 2025 (Eastern time) as the record date (the Record Date) for determining the shareholders entitled to receive notice of, and to vote at, the Meeting or any adjourned or postponed meeting thereof.

Shareholders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.prenetics.com/, and on the SEC’s website www.sec.gov.

Dated: July 18, 2025.
By order of the Board of Directors

/s/    Danny Sheng Wu Yeung
Danny Sheng Wu YEUNG
Director
Registered office
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay
P.O. Box 1348
Grand Cayman KY1-1108
Cayman Islands

Important notes for shareholders
1.A shareholder of the Company entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend the meeting and vote instead of him. A proxy need not be a shareholder of the Company.
2.A proxy form is enclosed with this notice. It contains important instructions about completing and giving it to the Company.
3.Whether or not you expect to attend the EGM in person, you are urged to complete, sign, date, and return the accompanying proxy form to us as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. You must ensure that your completed and signed proxy form, and any power of attorney or other authority (if any) under which it is signed, is deposited at the Company's registered office, or sent by email to investors@prenetics.com, not later than July 30, 2025 at 10AM (Hong Kong time) in accordance with the articles of association of the Company. Proxy forms received after that time may be disregarded. Returning the completed proxy form will not preclude you from attending the extraordinary general meeting and voting in person if you so wish.
4.In the case of joint holders of shares of the Company, only the senior holder may vote (whether in person or by proxy) at the extraordinary general meeting. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members.
5.If you are a body corporate you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

Prenetics Global Limited (the Company) Proxy form
This proxy form relates to the extraordinary general meeting of the shareholders of the Company to be held on August 1, 2025 at 10AM (Hong Kong time) at Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay, Hong Kong (the Meeting) and any adjournment of it.
Before completing this proxy form, you should read the notice of meeting which accompanies this proxy form (it contains the full text of each resolution) and the instructions set out below.

Name of shareholder	…………………………………………………………………………………………………..
of
Address of shareholder	…………………………………………………………………………………………………..
…………………………………………………………………………………………………..
(the Shareholder), being a shareholder of the Company hereby appoints:

…………………………………………………………………………………………………………………………
Name of proxy of
…………………………………………………………………………………………………………………………
…………………………………………………………………………………………………………………………
Address of proxy
or, failing him/her, the duly appointed chairman of the Meeting, as the Shareholder's proxy to attend, speak and vote on behalf of the Shareholder at the Meeting and at any adjournment of the Meeting.
The proxy is directed to vote as follows:-

Resolution	For	Against	Abstain
1.as a special resolution THAT the Company's authorised share capital be increased from US$50,000 divided into 33,333,334 shares of US$0.0015 par value each, of which (i) 26,666,667 are designated as Class A Ordinary Shares, (ii) 3,333,333 are designated as convertible Class B Ordinary Shares and (iii) 3,333,334 are designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, to US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 are designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, by the creation of (i) 160,000,000 Class A Ordinary Shares; (ii) 12,000,000 convertible Class B Ordinary Shares and (iii) 8,000,000 shares of such class or classes (however designated) as the Board of Directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, and accordingly, paragraph 8 of the Company's amended and restated memorandum of association be amended to read as follows:
"The authorised share capital of the Company is US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 shall be designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with Article 10 of the Articles, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained."

2.as an ordinary resolution THAT the registered office provider of the Company be and is authorised and directed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the above.

………………………………………………………… Signature(s)	………………………………………………………… Date:

………………………………………………………… Capacity (if applicable)

Instructions
General
1.The Board of Directors of the Company has fixed the close of business on July 2, 2025 (Eastern time) as the record date (the Record Date) for determining the shareholders entitled to receive notice of, and to vote at, the Meeting or any adjourned or postponed meeting thereof. Only holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and to vote at the Meeting and any adjourned or postponed meeting thereof.
2.You may appoint a proxy to exercise your rights to attend, vote and speak at the meeting. Your proxy need not be a shareholder of the Company.
3.If you complete and submit this proxy form, you can still attend the meeting and this will not affect the validity of your proxy's appointment. However, if you vote at the meeting, this will revoke your proxy's appointment.
4.To be valid, this proxy form must be completed and deposited (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of that power or authority) at the Company's registered office, or sent by email to investors@prenetics.com, not later than July 30, 2025 at 10AM (Hong Kong time) in accordance with the articles of association of the Company.
5.A proxy may vote on a show of hands or on a poll.
6.In respect of the matters requiring shareholders’ vote at the Meeting, each holder of the Company’s Class A ordinary shares is entitled to one vote per share, and each holder of the Company’s Class B ordinary shares is entitled to 20 votes per share. The quorum of the Meeting consists of one or more shareholders holding not less than one-third of the total issued share capital of the Company in issue present in person or by proxy and entitled to vote and the presence in person or by proxy of holders of a majority of the issued Class B ordinary shares.
7.In accordance with the Company's articles of association, the chairperson, if any, of the Board of Directors of the Company shall preside as chairman at every general meeting of the Company. The current chairperson of the Board of Directors of the Company is Danny Sheng Wu YEUNG, thus he shall preside as the chairman of the Meeting.
Completing this proxy form
8.You must write all words legibly in CAPITAL LETTERS.
9.You must initial any change to this proxy form.
10.For each resolution, you must indicate with an X in the appropriate box how you would like your proxy to vote.
11.Your proxy may vote (or refrain from voting) as your proxy thinks fit on:
(a)each resolution in the notice of Meeting (and this proxy form) if you do not give your proxy any instructions on how to vote on the resolution in this proxy form; and
(b)(unless you instruct your proxy otherwise) any other business or resolution (including any amendment to a resolution) that may properly be considered at the Meeting or any adjournment of it.
12.The chairman of the Meeting will be taken to be appointed as your proxy unless you write the name and address of another person in the space provided.

13.This proxy form must be signed by you or your attorney. If you are a body corporate, this proxy form must be executed under seal or signed by a duly authorised officer or attorney.
14.In the case of joint holders, the name of each joint holder must be written on this proxy but only the senior joint holder must sign it. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders.
15.The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the Meeting, or (ii) voting in person at the Meeting.